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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Palisade Capital Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

One Bridge Plaza
(No. and Street)

Fort Lee (City) New Jersey (State) 07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Berman (201) 585-7733
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) New York (City) New York (State) 10019 (Zip Code)

SEC MAIL PROCESSING SECTION
FEB 28 2007
WASH. D.C.
202

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Steven Berman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palisade Capital Securities, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

BARBARA TABACK
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 14, 2011

Barbara Taback
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALISADE CAPITAL SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

PALISADE CAPITAL SECURITIES, L.L.C.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Palisade Capital Securities, L.L.C.

We have audited the accompanying statement of financial condition of Palisade Capital Securities, L.L.C. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Palisade Capital Securities, L.L.C. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
February 22, 2007

PALISADE CAPITAL SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash and cash equivalents	$	487,297
Receivable from clearing broker, including clearing deposit of $150,000		252,804
Commissions receivable		68,292
Securities owned		9,237
Other assets		6,597
Equipment, less accumulated depreciation of $92,260		1,207
	$	825,434
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	5,125
Due to member		20,002
Total liabilities		25,127
Member's equity		800,307
	$	825,434

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Palisade Capital Securities, L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business is primarily comprised of agency commission transactions. The Company is a wholly-owned subsidiary of Palisade Capital Management, L.L.C. (the "Parent").

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Commission Income

The Company records commission income on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Valuation of Securities Owned

The Company values its securities that is freely tradable and is listed on a national securities exchange or reported on the NASDAQ national market at its last sales price as of the last business day of the period. Unrealized gains and losses are reflected in revenues.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on straight-line and declining balance methods based upon estimated useful lives of 5 to 7 years.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual member reports its share of the Company's income or loss on its income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Related party transactions

Commission revenues include approximately $447,000 earned from accounts advised by entities which are affiliated with the Company by common ownership.

The Company has an informal expense allocation arrangement whereby certain expenses directly attributable to the Company are paid by the Parent. These expenses are reimbursed by the Company and amounted to approximately $304,000 for the year ended December 31, 2006. The balance of $20,002 is due to the Parent as of December 31, 2006.

3. Commitments and contingencies

The Company is obligated under an office lease expiring in June 2009. The aggregate future minimum payments under these leases, before 95% is allocated to the Parent, are as follows:

Year ending December 31,	
2007	$ 411,000
2008	398,000
2009	206,000
	$ 1,015,000

Rent expense was approximately $44,000 for the year ended December 31, 2006.

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $150,000.

4. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $760,000 which was approximately $710,000 in excess of its minimum requirement of $50,000.

5. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from clearing broker is pursuant to this *clearance agreement*.

7. Concentration of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation for amounts up to $100,000 per institution.


END